UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Notice of Fourteenth General Meeting and Proxy Statement
EX-99.2 Annual Report to Shareholders for the Year 2007

Other Events
     On or about March 28, 2008, STATS ChipPAC Ltd. (the “Company”) began distribution of the Company’s Notice of Fourteenth Annual General Meeting to be held on April 23, 2008, Proxy Statement, and Annual Report to Shareholders for the Year 2007.
     The Company’s Annual Report to Shareholders for the Year 2007 is accompanied by its letter to shareholders and consists of an abridged Management Discussion and Analysis, financial statements for the fiscal year ended December 30, 2007 and certain supplementary information.
     The Company’s complete Management Discussion and Analysis and financial statements for the fiscal year ended December 30, 2007 were included in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission on March 7, 2008. Copies of the Company’s Notice of Fourteenth Annual General Meeting and Proxy Statement, and Annual Report to Shareholders for the Year 2007 are attached as Exhibit 99.1 and Exhibit 99.2, respectively.
Exhibits

99.1	Notice of Fourteenth Annual General Meeting and Proxy Statement

99.2	Annual Report to Shareholders for the Year 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008
STATS CHIPPAC LTD.
	By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer

	By:	/s/ John Lau
	Name:	John Lau
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Notice of Fourteenth Annual General Meeting and Proxy Statement

99.2	Annual Report to Shareholders for the Year 2007